LEAD INVESTOR



Brian Smith

"I fell in love with Sash the minute I felt the first lambskin bag, and after spending an hour or two with Nichole and recognizing her talents. As a Sash mentor/Director for six years I have watched the Sash bag growth mimic the growing stages of UGG. The bag that Nichole invented out of personal frustration has proven to be the accessory of choice for thousands of consumers worldwide, with a majority of customers having bought more than one bag. Even though she has accumulated $14 million in sales, she has not scratched the surface of the potential market for her Patented bag which I like to think will be the "fanny pack" craze of the next decade. Nichole has that rare combination of analytical thinking and understanding of production and operational issues combined with a natural gift of marketing; her understanding of Social Media, has helped her build a formidable tribe of over 70,000 true believers and evangelists of the Sash products. Her team building skills have been tested and proven effective. With this fundraising, Sash will put itself on the same UGG trajectory, that set up several years of profitability and growth and made it such an attractive acquisition target, which Nichole estimates will be in two to four years."

Invested $5,000 this round